UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 1

Rock of Ages Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

772632105

(CUSIP Number)

Andrew Delaney, 2121 San Felipe, #135, Houston, TX 77019 713/523-2901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew Delaney SS# ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 244,629
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 244,629
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,629

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person (See Instructions)

IN

Introduction

     During the period of April 5-12, 2005, Andrew Delaney sold 48,108 shares of Class A Common Stock of Rock of Ages Corporation bringing his total owned to 244,629 or 5.2%.

Item 1.	Security and Issurer

Class A Common Stock of Rock of Ages Corporation, 772 Graniteville Road, Graniteville, Vermont 05654.

Item 2.	Identify and Background

Andrew Delaney, 2121 San Felipe, Suite 135, Houston, Texas 77019, is retired. He has not been convicted of any criminal or civil proceedings in the last five years and is a citizen of the U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

Not applicable.

Item 5.	Interest in Securities of the Issuer

Own 244,629 shares or 5.2%.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4/18/05

Date

/s/ ANDREW DELANEY

Signature

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